Exhibit 2
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FOR IMMEDIATE RELEASE                                             15 August 2006


                              WPP GROUP PLC ("WPP")

   WPP acquires 3.4% stake in online game publisher, WildTangent, Inc., in US

WPP announces that it has agreed to acquire 3.4% of the issued share capital of WildTangent, Inc. ("WildTangent"), an online game publisher with proprietary in-and-around game advertising capabilities.

This initiative will enable clients of WPP companies to tap into WildTangent Game Network, an in-game advertising network that includes hundreds of popular online and downloadable games from WildTangent's own studios, in addition to titles from top publishers like Sony Pictures Digital, Nickelodeon, The Walt Disney Internet Group and other leading online game developers.

Founded in 1998 and based in Redmond, Washington State, WildTangent employs 70 people. WildTangent's unaudited revenues for the year ended 30 June 2006 were US$14.3 million, with gross assets of US$3 million on the date of investment.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors and strengthening its capabilities in digital media.

Contact:
Feona McEwan WPP
+44 (0)20 7408 2204
www.wpp.com